Exhibit 3.1

CERTIFICATE OF INCREASE

OF SERIES B PREFERRED STOCK

OF

SYNVISTA THERAPEUTICS, INC.

(Pursuant to Section 151(g) of the
Delaware General Corporation Law)

Synvista Therapeutics, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, (the “Corporation”)

DOES HEREBY CERTIFY:

That the Certificate of Incorporation of the Corporation was filed on October 22, 1986 under the name Geritech Inc.  A Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 7, 1990.  A Certificate of Amendment changing the Corporation’s name from Geritech Inc. to Alteon Inc. was filed with the Secretary of State of the State of Delaware on August 29, 1991.  A Restated Certificate of Incorporation was filed on July 24, 2007 which changed to Corporation’s name from Alteon Inc. to its current name Synvista Therapeutics, Inc. and included the designation of the Series B Preferred Stock.  Thereafter a Certificate of Amendment was filed on July 23, 2008 which increased the authorized common stock of the Corporation.

That the Board of Directors of said Corporation on February 17, 2009 duly adopted resolutions authorizing and directing an increase in the number of shares designated as Series B Preferred Stock, par value $.01 per share, from 12,500,000 shares to 14,600,000 shares, in accordance with provisions of section 151(g) of The General Corporation Law of the State of Delaware.

In witness whereof the Corporation has caused this Certificate of Increase to be signed by its duly authorized officer this 24th day of February, 2009.

SYNVISTA THERAPEUTICS, INC.

By:	/s/ Noah Berkowitz, M.D., Ph.D.
Name: Noah Berkowitz, M.D., Ph.D.
Title: President and Chief Executive Officer